SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 333-25461

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☑ Form 10-Q	☐ Form N-SAR

For Period Ended:	September 30, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I
REGISTRANT INFORMATION

Full name of registrant	Globalstar, L.P.

Former name if applicable

Address of principal executive office (Street and number)	3200 Zanker Road

City, state and zip code	San Jose, California 95134

PART II
RULE 12b-25(b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          On February 15, 2002, Globalstar L.P. (“Globalstar”) and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court (the “Bankruptcy Court”) for the District of Delaware (Case Nos. 02-10499, 02-10501, 02-10503 and 02-10504).

          On April 25, 2003, the Bankruptcy Court approved ICO Global Communications (Holdings) Limited (“ICO”) as the bidder proposing the highest and best offer to acquire Globalstar’s assets in accordance with auction procedures approved by the Bankruptcy Court on February 20, 2003. Subsequently, Globalstar and ICO entered into a definitive investment agreement, dated as of May 19, 2003 (the “ICO Investment Agreement”), providing for the transactions contemplated by ICO’s proposal.

          Recently, ICO informed Globalstar that ICO believes the closing of the transaction contemplated by the ICO Investment Agreement is unlikely to occur because certain conditions to closing are unlikely to be satisfied. Upon being so informed, Globalstar sought and received ICO’s consent to Globalstar having discussions with third parties regarding an alternative transaction involving an investment in, or acquisition of the assets of, Globalstar. Thereafter, Globalstar promptly identified appropriate third parties and initiated such discussions.

          On October 31, 2003, Globalstar filed a motion (the “Motion”) with the Bankruptcy Court to obtain authority to sell its assets to a third party to be identified through an expedited sales process established by Globalstar. The expedited sales process contemplates receipt of offers from all interested parties by November 10, 2003 and a Bankruptcy Court hearing on November 20, 2003 to approve the highest and best offer then available to Globalstar (the “Sale Hearing”).

          As indicated in the Motion, Globalstar has no access to additional borrowings and Globalstar’s operations are quickly consuming available cash balances in excess of those needed to pay the costs associated with an orderly wind-down of Globalstar. Absent the approval at the Sale Hearing of an alternative transaction that provides for cash to be made immediately available for the operation of the Globalstar business, Globalstar plans to cease operations and commence winding down.

          In light of the significant resources and senior management time that Globalstar has had to dedicate to the expedited sales process described above and the extremely limited amount of cash available to Globalstar, Globalstar is unable to file by the prescribed due date its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 (the “Third Quarter 2003 Form 10-Q”). Moreover, future compliance with the reporting requirements under the Securities Exchange Act of 1934 (the “Exchange Act”) will depend on, among other things, the outcome of the sales process described above and the managerial and financial resources available to Globalstar for such purpose following the Sale Hearing. Accordingly, no assurance can be given as to whether or when Globalstar will file the Third Quarter 2003 Form 10-Q or any other Exchange Act reports that may become due in the future.

PART IV
OTHER INFORMATION

          (1)     Name and telephone number of person to contact in regard to this notification

Daniel P. McEntee	(408) 933-4514
(Name)	(Area Code) (Telephone Number)

          (2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes	☐ No

          (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☑ No

          If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Globalstar, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2003	By:	/s/ Daniel P. McEntee

Daniel P. McEntee,
Vice President and Chief Financial Officer

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